Exhibit 99.1

News Release
For immediate release
Calgary, Alberta
November 15, 2011

TSXV: OPC

OPTI Canada Announces Investment Canada Act Approval for Acquisition by CNOOC Limited

OPTI Canada Inc. (“OPTI” or the “Company”) is pleased to announce that the Minister of Industry, under the Investment Canada Act, has approved the proposed acquisition of OPTI by indirect wholly-owned subsidiaries of CNOOC Limited (the “Acquisition”) upon determination that the transaction is likely to be of net benefit to Canada. Completion of the Acquisition remains conditional on satisfaction of other customary conditions. Subject to the satisfaction or waiver of all conditions precedent, it is anticipated that the Acquisition will be completed prior to December 1, 2011.

More information regarding the Acquisition can be found at www.opticanada.com or www.ey.com/ca/opti.

FORWARD-LOOKING INFORMATION
Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the completion of the Acquisition and the anticipated timing to the close of the Acquisition. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. Actual events or results may differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions that may prove to be incorrect. In addition to other assumptions identified herein. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities. Forward-looking information in this news release is provided for the purpose of providing information about management’s current expectations regarding the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to OPTI's current Annual Information Form, filed on SEDAR and EDGAR and available at www.sedar.com and http://edgar.sec.gov, as well as the Company's information circular in connection with the Master Plan filed on SEDAR, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies. Additional information relating to our Company can be found at www.sedar.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact:	Krista Ostapovich, Head of Investor Relations
(403) 218-4705 ir@opticanada.com

Joe Bradford, VP Legal & Admin and Corporate Secretary
OPTI Canada Inc. (403) 249-9425
Suite 1600, 555 – 4th Avenue SW, Calgary, Canada T2P 3E7